UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. ___)

DROPCAR, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

26210U104

(CUSIP Number)

May 24, 2018

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒  Rule 13d-1(c)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 5 Pages

CUSIP No. 26210U104	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alpha Capital Anstalt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION -
Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5.	SOLE VOTING POWER-
780,407 Shares of Common Stock (1)
	6.	SHARED VOTING POWER -
None
	7.	SOLE DISPOSITIVE POWER -
780,407 Shares of Common Stock (1)
	8.	SHARED DISPOSITIVE POWER -
None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
780,407 Shares of Common Stock (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.99% (based on 7,811,888 shares outstanding as of May 11, 2018 as reported on Form 10Q filed on May 21, 2018) (1)
12.	TYPE OF REPORTING PERSON
CO

(1) The aggregate amount in Item 9 represents the maximum amount of shares that Alpha Capital Anstalt (“Alpha”) can beneficially control under a contractually stipulated 9.99% ownership restriction. The full conversion and/or exercise of Alpha’s securities would exceed this restriction.

CUSIP No. 26210U104	13G	Page 3 of 5 Pages

ITEM 1 (a) NAME OF ISSUER: DropCar, Inc. (f/k/a WPCS International Incorporated)

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1412 Broadway, Suite 2105, New York, NY 10018

ITEM 2 (a) NAME OF PERSON FILING: Alpha Capital Anstalt

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Lettstrasse 32, FL-9490 Vaduz, Furstentums, Liechtenstein

ITEM 2 (c) CITIZENSHIP: Liechtenstein

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.0001

ITEM 2 (e) CUSIP NUMBER: 26210U104

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 780,407 Shares of Common Stock (1)

(b) PERCENT OF CLASS: 9.99% (1)

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

780,407 Shares of Common Stock (1)

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

780,407 Shares of Common Stock (1)

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 26210U104	13G	Page 4 of 5 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 26210U104	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2018
(Date)

/s/ Konrad Ackermann
(Signature)

Konrad Ackermann, Director
(Name/Title)